SilverCrest Announces First Pour at Las Chispas Mine

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - July 5, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the first pour of silver and gold at the Company's Las Chispas Mine ("Las Chispas" or the "Mine") located in Sonora, Mexico. The first precious metal pour was completed on June 30, 2022 and consisted of 312 kilograms of dore with approximately 9,200 ounces of silver and 100 ounces of gold.

N. Eric Fier, CEO commented, "This marks another significant milestone in progressing towards commercial production in Q4, 2022. It is with great pride that I acknowledge the hard work of our team and thank everyone who has contributed to the completion of construction of Las Chispas, ahead of schedule and under budget, and all of those dedicated to commissioning the Mine".

Pierre Beaudoin, COO comments, "We are pleased with the initial trajectory of the plant commissioning. While it is still early days in the plant ramp-up, we are encouraged by some of the operating indicators. Underground mining rates and our knowledge of the deposit continue to increase, which will be key data, along with plant performance, to incorporate in our updated technical report (including resources, reserves, mine plan, revised costs and economics), expected to be released in H1, 2023".

Underground mining rates have increased during the quarter with production from stoping and in-vein development in a number of veins. Mining is active using two mining methods. As outlined in the Company's Feasibility Study*, the processing plant is expected to utilize low-grade historic stockpiles through the ramp-up, reducing the reliance on underground mine production at the start of the operation.

Overall, the plant commissioning is tracking in-line with our objective to reach nameplate capacity of 1,250 tonnes per day. The plant started in late May 2022 and milled an estimated 12,700 tonnes of low-grade ore during June 2022. Metallurgical recoveries are expected to reach Feasibility Study* parameters in 2023 and results observed to date are tracking toward these objectives.

The Company expects to provide further updates on the commissioning and ramp-up of operations later in Q3, 2022.

Photos of the first pour at Las Chispas Mine are attached.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 ("Feasibility Study")

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and near-term production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed construction of its Las Chispas Project and is proceeding with commissioning. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the timing and expectations of the Company completing commissioning and ramp up and achieving commercial production in Q4, 2022, reaching nameplate capacity of the plant of 1,250 tonnes per day, reaching Feasibility Study metallurgical recoveries parameters in 2023 and completing a technical report update by the end of H1, 2023. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager
Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1